United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 29, 2026		Director of Investor Relations


VALE
VALE

1Q26 *Performance*

April 29th, 2026



This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;
(b) the global economy;
(c) the capital markets;
(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;
(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.

Disclaimer



1. Opening remarks

2. Financial Performance

Vale's strategy

Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency



Our levers
Cultural Evolution
Safety
Innovation
People
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

VALE

Safety is our core value

Dams at emergency level


35
4
7
24
-80%
7
4
3
5
4
1
2020
Current
2026
Level 3
Level 2
Level 1

- +2 dams removed from emergency level in 1Q26
- No dams at the highest emergency level 3 since Aug/25

Cultural evolution
Strengthening a culture of safety

Improving safety indicators
22% reduction of N1+N2 events in 2025 year-on-year

Trusted partner
Doing the right thing, being a good neighbor

VALE

Iron Ore: operational excellence and value capture with flexible product portfolio

Iron ore production

(Mt)


+3%
68
70
1Q25
1Q26

Iron ore sales

(Mt)


+4%
66
69
1Q25
1Q26

Production
Highest level for a Q1 in multiple assets

Serra Sul +20 project
On track to start-up in 2H26

Sales
Highest level for Q1 since 2018

Capturing higher value
Flexible product portfolio improving price realization

VALE

Vale Base Metals: double-digit growth performance

Copper production
(kt)


+13%
91
102
1Q25
1Q26

Nickel production
(kt)


+12%
44
49
1Q25
1Q26

Production
Highest level for Q1 since 2017 (Copper) and 2020 (Nickel)

Strategic review
Agreement to form a consortium for the Thompson operations

Greater transparency
Vale Base Metals Day and standalone reports providing better disclosure

Innovation driving decarbonization and energy security

World's first ethanol-powered, ocean-going vessels


SEA ZHOUSHAN

- **Operations starting in 2029**
- **Potential to reduce emissions by ~90%**
- **Partnership with Shandong Shipping**

[1] Compared to traditional bunker

2. *Financial Performance*



EBITDA: doubling y/y in VBM and solid performance in iron ore

EBITDA Proforma 1Q26 vs. 1Q25

US$ million


21%
3,212
643
265
118
-173
-170
3,895
• Price[2]: +540
• Volume: +73
• FX effect: -62
Proforma EBITDA 1Q25[1]
VBM EBITDA contribution
Price
Volume
FX effect[3]
Others[4]
Proforma EBITDA 1Q26[1]
Iron ore fines and pellets

[1] Excluding Brumadinho expenses and non-recurring items. [2] Including the negative impact of US$ -142 million related to provisional price adjustments. [3] Including Iron Solutions and non-allocated to segments items. [4] Including EBITDA from Associates and JVs, expenses not allocated to segments and other effects.

VALE

Iron ore costs: focusing on controllables, working to mitigate exogenous factors

C1 cash cost[1]

US$/t

2026 guidance[3]:
20–21.5


12%
21.0
23.6
1Q25
1Q26

All-in costs[2]

US$/t

2026 guidance[3]:
52–56


8%
51.3
55.4
1Q25
1Q26

Main effects in 1Q26 (y/y)

- FX (US$ +1.5/t)
- Inventory turnover (US$ +0.8/t)
- Aliança Energia deconsolidation (US$ +0.5/t)
- Fixed cost dilution (US$ –0.4/t)

Main effects in 1Q26 (y/y)

- Higher C1[1] cash cost (US$ +2.6/t)
- Stoppage costs[4] (US$ +1.1/t)
- Higher distribution costs (US$ +0.9/t)
- Better all-in premiums (US$ –1.4/t)

Sensitivities

Change	Impact (US$/t)
C1 cash cost	
10% in diesel in Brazil	~0.15
0.10 in BRL/ USD	~0.25
Freight	
US$ 100/t in HSFO[5]	~1.6
US$ 10/bbl in Brent	~1.0
All-in	
0.10 in BRL/ USD	~0.4

[1] C1 cash cost, excluding third-party purchase. [2] Iron ore fines and pellets all-in costs (cash cost break-even landed in China) at 61%Fe price index. [3] Top-end of guidance assuming BRL FX of 5.25, Brent prices and oil-related products of US$ 90/bbl for 2026, and all-in cash cost as referenced to the 61% Fe price index. [4] Costs mainly related to Fábrica and Viga, Included in Royalties, expenses and others in All-in cash cost table. [5] High-sulphur fuel oil.

Base metals costs: consistent reductions and favorable market environment

Copper all-in costs
'000 US$/t

2026 guidance[1]: 1.0–1.5


1.2
-1.8
-0.6
1Q25
1Q26

Main effects in 1Q26 (y/y)
- Higher by-product revenues (US$ -2.3 k/t)
- FX effect (US$ +0.4 k/t)
- Higher TFRM (US$ +0.2 k/t)

Nickel all-in costs
'000 US$/t

2026 guidance[1]: 12.0–13.5


15.7
-48%
8.2
1Q25
1Q26

Main effects in 1Q26 (y/y)
- Higher by-products revenues (US$ -4.3k/t)
- Lower COGS, mainly due to VBME higher volume (US$ -3.0 k/t)

Sensitivities

Change	Impact (US$/t)
Copper	
US$ 100/oz in gold	~145
0.10 in BRL/ USD	~85
Nickel	
US$ 1,000/t in copper	~515
US$ 100/oz in palladium	~60
US$ 100/oz in platinum	~55
US$ 100/oz in gold	~25

[1] Mid-point of guidance assuming gold prices of US$ 3,500/oz, BRL FX of 5.60, copper prices of US$ 9,500/t, palladium prices of US$ 963/oz and platinum prices of US$ 1,102/oz for 2026.

VALE

FCF: strong shareholder returns through dividends and buybacks

Free cash flow – 1Q26

US$ million


3,895
Proforma EBITDA
-863
Working capital variation
-1,089
CAPEX
• Cash effect of FX & Oil hedges: +116
-395
Net financial expenses & income taxes¹
-205
Associates & JVs²
-137
Brumadinho incurred expenses & dam decharacterization³
-393
Others⁴
813
Free Cash Flow (recurring)
-236
Brumadinho & Samarco⁵
-2,974
Cash management and others⁶
-2,397
Decrease in cash & equivalents
Cash flow
Debt & commitments amortization and cash/liability management

Dividends: US$ 2.7 bn

Buyback: US$ 0.1 bn

[1] Includes income taxes and REFIS (US$ -321 million), interests on loans and borrowings (US$ -214 million), leasing (US$ -34 million), net cash received on settlement of derivatives (US$ 116 million), and other financial revenues (US$ 58 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -74 million) and payments on dam decharacterization (US$ -63 million). [4] Includes streaming (US$ -257 million), disbursements related to railway concession contracts (US$ -96 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes US$ -1.117 billion in debt repayment, US$ 962 million in new loans, US$ -2.745 billion in dividends and interest on capital, and US$ -74 million in share buyback program.

Expanded net debt: increase mostly explained by dividends paid


Expanded net debt
US$ million
15,579
-813
2,819
-241
368
80
17,792
US$ 20 bn
Moving towards the mid-range of the target
US$ 10 bn
Cash effects
Accounting effects
Expanded net debt 4Q25
Recurring FCF
Shareholder remuneration[1]
Swaps adjustments (mark-to-market)
Provisions adjustments
Debt, leases and cash adjustments (FX, others)
Expanded net debt 1Q26

[1] US$ -2.745 billion in dividends and interest on capital, and US$ -74 million in share buyback program.

Key takeaways

Safety is our core value
80% reduction of dams at emergency level

Continued focus on operational excellence
Record production in multiple assets

Driving cost competitiveness
Resilience in every market scenario

Sustainability as part of our strategy
Continue steadfast in reaching our decarbonization goals

Disciplined capital allocation
Balancing CAPEX, growth and strong shareholder returns